FOIA CONFIDENTIAL TREATMENT REQUESTED
BY kornit digital Ltd.

FOR CERTAIN PORTIONS OF THIS LETTER

PURSUANT TO 17 C.F.R. § 200.83 (“rULE 83”)

March 11, 2015

VIA EDGAR SUBMISSION AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Russell Mancuso

Re:	Kornit Digital Ltd.
Registration Statement on Form F-1
Reg. No. 333-202291

Dear Mr. Mancuso:

On behalf of our client, Kornit Digital Ltd. (the “Company”), we are submitting this letter to provide certain information supplementally to assist the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s above-referenced registration statement on Form F-1 (the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, we have filed a separate letter (the “Request Letter”) with the Office of FOIA Services (the “FOIA Office”) in connection with a request for confidential treatment of certain portions of this letter under the Freedom of Information Act, 5 U.S.C. § 552 (“FOIA”), 17 C.F.R. § 200.83 (“Rule 83”), and the Commission’s rules and regulations promulgated under FOIA. For the Staff’s reference, we have enclosed a copy of the Request Letter with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with Rule 83, the Company requests confidential treatment of the portions marked with “[***]” (the “Confidential Information”) of this letter and (b) the accompanying Request Letter (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to FOIA or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83. In accordance with Rule 83, this letter has also been clearly marked with the legend “CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83” and each page is marked for the record with the identifying numbers and code “KORNIT DIGITAL LTD. – 01.3.11.2015” through “KORNIT DIGITAL LTD.– 08.3.11.2012”.

***CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83***

KORNIT DIGITAL LTD. - 01.3.11.2011.2015

Securities and Exchange Commission

March 11, 2015

Proposed Initial Public Offering Price Range

The Company advises the Staff that based on discussions with the lead underwriters for its proposed IPO, it currently expects the price per share in the IPO to be between $[***] and $[***] per share after giving effect to 1-for-6.5531 share split (to be effected by means of a bonus share issuance). This equates to a range of between $[***] and $[***] per share before giving effect to the share split. The price range included in the preliminary prospectus prior to the time of effectiveness will be narrowed to a $2.00 range.

The price range is subject to change based upon market conditions, Company performance and other factors. The information presented in this letter has been adjusted to give effect to the share split. Please note that there may be minor adjustments to share numbers compared to those presented in this letter due to the impact of rounding for individual holders in order to avoid fractional shares as a result of the proposed share split.

Response to Prior Comment

Set forth below is the Company’s response to Comment 16 from the Staff’s letter dated January 6, 2015. For ease of reference, the comment is reproduced below.

Share-Based Compensation, page 47

16.	When pricing information for this offering is available, please tell us the significant reasons for any material differences between your last fair value determination and the midpoint of the estimated IPO price range. We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.

As set forth on page 48 of the Registration Statement, the Company made the following equity grants since January 1, 2014:

***CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83***

KORNIT DIGITAL LTD. - 01.3.11.2011.2015

Securities and Exchange Commission

March 11, 2015

	Number of Shares Subject to Awards	Exercise Price	Estimated Fair Value Per Ordinary Share at Grant Date
January 2, 2014	203,146	$ 1.60	$ 4.08
April 27, 2014	650,992	2.17	4.86
July 10, 2014	137,556	2.07	6.31
October 7, 2014	141,920	2.07	8.29
November 17 and 27, 2014	248,120	2.07	9.31
February 18, 2015	60,439	9.97	9.97
March 6, 2015	82,910	9.97	[***](1)

____________________________

(1) Subject to adjustment based on the midpoint of the range to be used in the preliminary prospectus.

In order to determine the fair value of the Company’s ordinary shares for financial reporting purposes, the Company relied in part on valuation reports prepared by a third party valuation firm. The methodologies upon which the Company relied are described in the Registration Statement and are set forth below together with the key underlying assumptions.

January 2014

In connection with the January 2014 grants, the Company considered a valuation report dated November 16, 2014 prepared by the third party valuation firm with respect to the fair value of the Company’s ordinary shares as of December 31, 2013.

The Company used the discounted cash flow, or DCF, method, to determine its enterprise value. For this purpose, the Company’s management developed projections of the Company’s cash flows from 2014 through 2018 that were discounted to present value using a discount rate of 17%. The discount rate, representing the weighted average cost of capital of the Company, was calculated by adding the risk free rate of long-term U.S. government treasury bonds to a standard equity risk premium multiplied by the average beta of seven comparable companies. The Company used these seven comparable companies consistently for all valuations that followed this one. A risk premium for investments in the stock of small cap companies was added to the resulting number. The Company’s terminal value for the purpose of the DCF method was calculated using the projected cash flow for 2019 and an estimated terminal growth rate. The Company’s terminal value was then determined using the Gordon Growth Model and was further discounted to present value using the discount rate of 17%.

***CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83***

KORNIT DIGITAL LTD. - 01.3.11.2011.2015

Securities and Exchange Commission

March 11, 2015

The overall outcome was an enterprise value of $99.5 million before adding non-operational assets (cash, short-term deposits, etc.) of $8.3 million and subtracting non-operational liabilities of $0.9 million for a total equity value of $106.9 million.

Since the Company had a wide range of possible future outcomes, the Company used the option pricing method, or OPM, to allocate the $106.9 million equity value to each element of its equity capital structure. For the purpose of the OPM, the Company used a volatility of 50% based on seven comparable companies and an estimated time to liquidation of 1.5 years. The seven comparable companies were selected on the basis that they were all in the printing industry or comparable industries, and were used consistently for all subsequent valuations. After applying a 14% discount for lack of marketability, the Company arrived at a fair value per ordinary share of $4.08.

April 2014

In connection with the April 2014 grants, the Company considered a valuation report dated November 16, 2014 prepared by the same third party valuation firm with respect to the fair value of the Company’s ordinary shares as of April 30, 2014.

The Company used the DCF in the same manner as it had in connection with the January 2014 awards subject to the following:

•	The Company’s projected cash flows for 2015 to 2018 remained largely unchanged from January 2014.

•	The WACC used by the Company was 15%. This had decreased slightly from December 31, 2013 largely due to a decline in the average beta of the same seven comparable companies, as well as a decline in the risk free rate as represented by long-term U.S. government treasury bonds.

The overall outcome was an enterprise value of $122.5 million before adding non-operational assets (cash, short-term deposits, etc.) of $6.4 million and subtracting non-operational liabilities of $1 million for a total equity value of $127.9 million.

The Company then used the OPM in the same manner as it had in connection with the December 31, 2013 valuation. The volatility the seven comparable companies remained at 50%, but the estimated time to liquidation was decreased to 1.2 years. After applying a 12% discount for lack of marketability, the Company arrived at a fair value per ordinary share of $4.86.

***CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83***

KORNIT DIGITAL LTD. - 01.3.11.2011.2015

Securities and Exchange Commission

March 11, 2015

July 2014

In connection with the July 2014 grants, the Company considered a valuation report dated November 25, 2014 prepared by the same third party valuation firm with respect to the fair value of the Company’s ordinary shares as of June 30, 2014.

The Company used the DCF in the same manner as it had in connection with the April 2014, adjusted to reflect the fact that, following the appointment of the Company’s new CEO in April 2014, the Company prepared a new budget with updated projected cash flows for 2014 to 2018. Throughout 2014, the Company had noted that its strategy of selling high throughput systems was succeeding. As disclosed on page 37 of the Registration Statement, high throughput systems have higher gross margins. The Company also believed that the increased sales of high throughput systems validated its goals of introducing the Allegro and Vulcan systems in 18 and 24 months, respectively. As disclosed on page 35 of the Registration Statement, the Company believes that these systems will assist it in penetrating the R2R market. As a result of these assessments, the Company adjusted its projected results of operations upward with a meaningful impact on its projected results in 2017 and thereafter.

The overall outcome was an enterprise value of $162.4 million before adding non-operational assets (cash, short-term deposits, etc.) of $5.2 million and subtracting non-operational liabilities of $1.2 million for a total equity value of $166.4 million.

The Company then used the OPM in the same manner as it had in connection with the December 31, 2013 valuation. The volatility the seven comparable companies remained at 50%, but the estimated time to liquidation was decreased to one year. After applying an 11% discount for lack of marketability, the Company arrived at a fair value per ordinary share of $6.31.

October and November 2014

The fair value per ordinary share was determined using a straight line method between the fair value of the Company’s ordinary shares as of June 30, 2014 and December 31, 2014 prepared by the same third party valuation firm. During this period, there were no significant individual events that would have caused a significant increase in value, but the Company continued to implement its business strategy successfully and, accordingly, believes that the straight line approach, rather than a stepped approach, most appropriately reflects the increase in its value.

February 2015

In connection with the February 2015 grants, the Company considered a valuation report dated January 21, 2015 prepared by the same third party valuation firm with respect to the fair value of the Company’s ordinary shares as of December 31, 2014. The valuation report used the probability-weighted expected return method based on the DCF method and a market method based on the expected IPO valuation.

***CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83***

KORNIT DIGITAL LTD. - 01.3.11.2011.2015

Securities and Exchange Commission

March 11, 2015

DCF Method. The Company used the DCF method in the same manner as it had in connection with the January 2014, April 2014 and July 2014 awards subject to the following:

•	The Company’s projected cash flows for 2015 to 2018 remained largely unchanged from July 2014.
•	The WACC used by the Company was 14%. This further decrease from June 30, 2014 was largely due to a decline in the risk free rate as represented by long-term U.S. government treasury bonds.

The overall outcome was an enterprise value of $199.6 million before adding non-operational assets (cash, short-term deposits, etc.) of $5.0 million and subtracting non-operational liabilities of $1.4 million for a total equity value of $203.2 million.

The Company used the OPM in the same manner as it had in connection with the December 31, 2013, April 30, 2014 and June 30, 2014 valuations to allocate the $203.2 million equity value derived from the DCF method. The volatility of the seven comparable companies was 50% and the estimated time to liquidation was three months. After applying a 6% discount for lack of marketability, the Company arrived at a fair value per ordinary share of $8.08 in the case of the DCF method.

Market Method. In addition to the DCF method, the Company considered possible ranges of valuations in connection with its IPO. The Company had commenced its IPO process at the very end of October 2014. As of February 18, 2015, the investment bankers had not provided any formal valuation assessment. To assess its possible valuation in connection with the IPO, the Company used the guideline public company method and applied multiples to the Company’s projected revenues. As a result, the Company assessed that it had a potential equity value of $300 million in an IPO.

In the IPO scenario, pursuant to the Company’s articles of association, the Company’s preferred shares will be automatically converted to ordinary shares. Based on a potential equity value of $300 million in an IPO, and an all ordinary shares capitalization table, the Company arrived at a fair value per ordinary share of $11.86 in this scenario.

Probability Weighted Average Return Method. As indicated above, the Company arrived at a fair value per ordinary share of $8.08 using the DCF method and $11.86 using a market method. A probability of 50% was then applied to each fair value per ordinary share, resulting in an average of $9.97 per ordinary share.

***CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83***

KORNIT DIGITAL LTD. - 01.3.11.2011.2015

Securities and Exchange Commission

March 11, 2015

Reasons for Increase in Fair Value

The most significant reason for the increase in the fair value of our ordinary shares from February 18, 2015 is the greater certainty of an IPO. Specifically, as described above, the fair value of the Company’s ordinary shares in February 2015 considered an IPO scenario (assigning a 50% probability) and a scenario in which the Company remained a private company (assigning a 50% probability). With the IPO scenario being assigned a 100% probability, the fair value of the Company’s ordinary shares before any discount for lack of marketability would have been $12.57 per share. The IPO scenario used the guideline public company method to determine the Company’s value because it more closely reflected how the Company would be valued in connection with an IPO. Conversely, the scenario in which the Company remained a private company used a discounted cash flow methodology. In addition, the valuation methodology used to determine the preliminary price range considered multiples of our 2016 projected revenues which were higher than our 2015 projected revenues that were used in part to determine the fair value of the Company’s ordinary shares in connection with February 18, 2015 grants. This use of 2016 projected revenues contributed to a higher overall valuation. Finally, the average revenue multiples of the comparable companies identified by the Company’s underwriters to determine the preliminary price range expanded from 5.03x to 5.63x between February 20, 2015 and March 10, 2015, representing a change of approximately 10%. These factors together explain the difference between the fair value of our ordinary shares as of February 18, 2015 and as of the date on which the proposed offering range was determined.

Attached as Exhibit A for review by the Staff is new disclosure that the Company proposes to include in the MD&A section of the Registration Statement at the end of the section titled “—Application of Critical Accounting Policies and Estimates—Share-Based Compensation,” which explains the increase in value of the Company’s ordinary shares since the time of the Company’s most recent option grant in February 2015.

The Company expects to file a second amendment to its Registration Statement with the SEC immediately prior to the launch of the Company’s roadshow, which is currently scheduled for March 18, 2015.

Please direct any questions or comments concerning this letter to Colin Diamond at (212) 819-8754 or Taryn Zucker at (212) 819-2670 of White & Case LLP.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc: Gabi Seligsohn, Chief Executive, Kornit Digital Ltd.

***CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83***

KORNIT DIGITAL LTD. - 01.3.11.2011.2015

Securities and Exchange Commission

March 11, 2015

Exhibit A

[***]

***CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83***

KORNIT DIGITAL LTD. - 01.3.11.2011.2015